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                                                                   EXHIBIT 99.10

LIONEL Z. GLANCY #134180
LAW OFFICES OF LIONEL Z. GLANCY
1299 Ocean Avenue
Suite 323
Santa Monica, California 90401
(310) 319-3277

ANDREW D. FRIEDMAN, ESQ.
WECHSLER SKIRNICK HARWOOD
  HALEBIAN & FEFFER
555 Madison Avenue
New York, New York 10022
(212) 935-7400


Attorneys for Class Plaintiff
WILLIAM STEINER


                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                          FOR THE COUNTY OF SAN DIEGO

WILLIAM STEINER, on behalf of      )    Case No.
himself and all others similarly   )
situated,                          )    (FILING BY FACSIMILE)
                                   )    CLASS ACTION COMPLAINT
                                   )
Plaintiff,                         )    JURY TRIAL DEMANDED
                                   )
v.                                 )
                                   )
PAUL M. PANKRATZ, RALPH W. BOEKER, )
LESTER L. COLEMAN, JOHN D. ROACH,  )
THOMAS C. HINRICHS, ROGER L.       )
KESSELER, WILLIAM R. KNEE, BENT    )
PETERSEN, J. PEDRO REINHARD, JAMES )
D. SHEPARD, LOUIS A. SIMPSON, and  )
MAGMA POWER CO., a Nevada          )
corporation,                       )
                                   )
Defendants.                        )
__________________________________ )

    Plaintiff, by his attorneys, for his class action complaint against defendants, alleges upon personal knowledge with respect to his own acts, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

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                             NATURE OF THE ACTION
                             --------------------

    1. This is a stockholders' class action lawsuit brought on behalf of the public stockholders of Magma Power Co. ("Magma Power" or the "Company") who have been, and continue to be, deprived of the opportunity to realize fully the benefits of their investment in Magma Power. The individual defendants have wrongfully refused to properly consider a bona fide offer for the Company from California Energy Co. ("California Energy") and, therefore, have wrongfully entrenched themselves in their positions of control. The individual defendants' actions were, and are, unreasonable in relation to any perceived threat posed by California Energy's offer. The individual defendants are using their fiduciary positions of control over Magma Power to thwart others in their legitimate attempts to acquire the Company, and, therefore, their actions constitute unfair dealing and a breach of fiduciary duty to maximize shareholder value.

                                  THE PARTIES
                                  -----------
    2. Plaintiff William Steiner is, and at all relevant times was, the owner of shares of common stock of Magma Power.

    3. Magma Power is a corporation duly organized and existing under the laws of the State of Nevada. The Company and its subsidiaries are engaged in the exploration for, and development of, geothermal resources and the use of such resources to generate electricity, including the development

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and operation of geothermal power plants. Magma Power maintains its principal executive offices at 4365 Executive Drive, San Diego, California 92121. Magma Power has approximately 24 million shares of common stock outstanding and approximately 2,260 stockholders of record. Magma Power's stock trades on the NASDAQ National Market System.

    4. Defendant Paul M. Pankratz ("Pankratz") is the Chairman of the Board of Directors of Magma Power. In 1993, Pankratz received from Magma Power $722,164 in cash compensation.

    5. Defendant Ralph W. Boeker ("Boeker") is a director and the President and Chief Executive Officer of Magma Power. In 1993, Boeker received from Magma Power $1,177,228 in cash compensation.

    6. Defendants Lester L. Coleman, John D. Roach, Thomas C. Hinrichs, Roger L. Kesseler, William R. Knee, Bent Petersen, J. Pedro Reinhard, James D. Shepard, and Louis A. Simpson are directors of Magma Power.

    7. The defendants named in paragraphs 4 through 6 are hereinafter referred to as the "Individual Defendants."

    8. Because of their positions as officers/directors of the Company, the Individual Defendants owe a fiduciary duty of loyalty and due care to plaintiff and the other members of the class.

    9. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in his/her capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he or she has

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engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

    10. By virtue of the acts and conduct alleged herein, the Individual Defendants, who control the actions of Magma Power, have breached and are breaching their fiduciary duties to Magma Power's public shareholders.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

    11. Plaintiff brings this lawsuit pursuant to California Code of Civil Procedure, Section 382 on his own behalf and as a class action on behalf of all shareholders of Magma Power (except defendants herein and any person, firm, trust, corporation or other entity related to, controlled by or affiliated with any of the defendants) and their successors in interest (the "Class").

    12. This action is properly maintainable as a class action.

    13. The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. Magma Power has over 24 million shares of common stock outstanding, owned by more than 2,260 record shareholders. Members of the Class are scattered throughout the United States.

    14. There are questions of law and fact common to members of the Class that predominate over any questions affecting only individual members. The common questions include, inter alia, whether:

        a. defendants have breached their fiduciary

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duties owed by them to plaintiff and other members of the Class by failing and refusing to attempt in good faith to maximize shareholder value in the sale of Magma Power;

        b. defendants have entrenched themselves in office and deprived Magma Power's public shareholders of the maximum value of their holdings;

        c. defendants have breached or aided and abetted the breach of the fiduciary duties owed by them to plaintiff and other members of the Class;

        d. defendants engaged in a plan and scheme to thwart and reject bona fide offers from third parties, including California Energy; and

        e. plaintiff and the other members of the Class are being and will continue to be injured by the wrongful conduct alleged herein and, if so, what is the proper remedy and/or measure of damages.

    15. The claims of plaintiff are typical of the claims of other members of the Class and plaintiff has no interests that are adverse or antagonistic to the interests of the Class.

    16. Plaintiff is committed to the vigorous prosecution of this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

    17. Plaintiff anticipates that there will not be any difficulty in the management of this litigation as a class action.

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    18. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action and the claims asserted herein.

                            SUBSTANTIVE ALLEGATIONS

    19. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or by aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive plaintiff and the Class unfairly of the opportunity to maximize the value of their investment in Magma Power.

    20. On September 19, 1994, after the close of trading, California Energy announced that it had sent a letter to defendants Pankratz and Boeker proposing the acquisition of Magma Power for approximately $840 million. Under the offer, Magma Power shareholders would receive $25 per share in cash and California Energy stock worth $10 per share in market value. The offer represents a premium of approximately 22% over the closing price of Magma Power stock on September 19, 1994 of $27.50 per share.

    21. According to the WALL STREET JOURNAL and the DOW JONES NEW WIRE, the two companies have been discussing a possible business combination during the past 12 months. In fact, according to California Energy's proposal letter, as recently as Thursday, September 15, 1994, defendants Pankratz and Boeker spoke with David L. Sokol, Chairman, President and Chief Executive Officer of California Energy, to discuss a

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business combination of the two companies. These overtures bore no fruit.

    22. Notwithstanding the apparent synergies of a business combination, defendants, during the past 12 months of overtures, have resisted the negotiation or execution of a definitive merger agreement and, as noted in the proposal letter, have sought to "move slowly in this matter." However, because of defendants' recalcitrance, California Energy could wait no longer for defendants to consider seriously their overtures for a business combination of the two companies.

    23. California Energy stressed that it wished to effect the transaction "amicably." In that regard, Sokol offered to meet with defendants to discuss and "negotiate in good faith all aspects of [California Energy's] proposal." Financing the transaction would not, according to Sokol and its financial advisor, be a problem.

    24. Despite the significant value to Magma Power shareholders, defendants have indicated they do not intend to fairly consider the offer nor act with regard to the fiduciary duty they owe Magma Power's shareholders to fully inform themselves about a business combination with California Energy.

    25. Defendants owe fundamental fiduciary obligations to Magma Power's shareholders to take all necessary and appropriate steps to maximize the value of their shares. In addition, the Individual Defendants have the responsibility to act independently so that the interests of Magma Power's public stockholders will be protected, to seriously consider all bona fide offers for Magma Power, and to conduct fair and active

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bidding procedures or other mechanisms for checking the market to assure that the highest possible price is achieved. Further, the directors of Magma Power must adequately ensure that no conflict of interest exists between the Individual Defendants' own interests and their fiduciary obligations to maximize stockholder value or, if such conflicts exist, to insure that all such conflicts will be resolved in the best interests of the Company's shareholders.

    26. Magma Power represents a highly attractive acquisition candidate. Defendants' recalcitrance to negotiate a definitive merger agreement in the past and their current resistance to seriously consider and promptly act upon California Energy's formal offer, have no valid business purpose, and simply evidences their disregard for the attractive premium being offered to Magma Power's shareholders. Defendants' conduct would deprive Magma Power's public shareholders of the very substantial control premium which California Energy is prepared to pay or of the enhanced premium that further negotiation or exposure of Magma Power to the market could provide.

    27. Because defendants dominate and control the business and corporate affairs of Magma Power and because they are in possession of private corporate information concerning Magma Power's assets, businesses and future prospects, there exists an imbalance and disparity of knowledge of economic power between defendants and the public shareholders of Magma Power. This discrepancy makes it grossly and inherently unfair for defendants to entrench themselves at the expense of its

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public shareholders.

    28. The Individual Defendants have breached their fiduciary and other common law duties owed to plaintiff and the other members of the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Class.

    29. The Individual Defendants were and are under a duty to:

        a. fully inform themselves before taking, or agreeing to refrain from taking, action;

        b. elicit, promote, consider and evaluate reasonable and bona fide offers for the Company, including California Energy's overtures and offer;

        c. act in the interests of the equity owners and other constituencies of the Company;

        d. refrain from acting in their own personal self-interest or in the personal interest of other Board members;

        f. maximize shareholder value;

        g. obtain the best financial and other terms when the Company, or control of the Company, is for sale or the Company's independent existence will be materially altered by a transaction; and

        i. act in accordance with their fiduciary duties of care and loyalty.

    30. In connection with the conduct described herein,

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the Individual Defendants breached the fiduciary duties identified above.
Defendants have failed and/or refused to take those steps necessary to ensure that Magma Power's shareholders will receive maximum value for their shares of Magma Power stock. Defendants have thus refused to seriously consider California Energy's previous overtures and the pending offer, and have failed to announce any active auction or open bidding procedures best calculated to maximize shareholder value in selling the Company.

    31. The Individual Defendants are acting to entrench themselves in their offices and positions and maintain their substantial salaries and perquisites, all at the expense and to the detriment of the public shareholders of Magma Power.

    32. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and as part of a common plan and scheme in breach of their fiduciary duties and obligations, are attempting unfairly to deprive plaintiff and the other members of the Class of the premium they could realize in an acquisition transaction and to ensure continuance of their positions as directors and officers, all to the detriment of Magma Power and its public shareholders. The Individual Defendants have been engaged in a wrongful effort to entrench themselves in their offices and positions of control and prevent the acquisition of Magma Power, except on terms which would further their own personal interests.

    33. As a result of the actions of the Individual Defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not

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receive their fair proportion of the value of Magma Power's assets and businesses and/or have been and will be prevented from obtaining a fair and adequate price for their shares of Magma Power's common stock.

    34. Plaintiff seeks preliminary and permanent injunctive relief and declaratory relief preventing defendants from inequitably and unlawfully depriving plaintiff and the Class of their rights to realize a full and fair value for their stock at a substantial premium over the market price, by unlawfully entrenching themselves in their positions of control, and to compel defendants to carry out their fiduciary duties to maximize shareholder value.

    35. Only through the exercise of this Court's equitable powers can plaintiff be fully protected from the immediate and irreparable injury which defendants' actions threaten to inflict. Defendants are precluding the shareholders' enjoyment of the full economic value of their investment by failing to proceed expeditiously and in good faith to evaluate and pursue a premium acquisition proposal which would provide cash and stock for all shares at a very attractive price.

    36. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet and participate in such breaches of duty, and will prevent the sale of Magma Power at a substantial premium, all to the irreparable harm of plaintiffs and other members of the Class.

    37. Plaintiff and the Class have no adequate remedy

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at law.

    WHEREFORE, plaintiff demands judgment as follows:

    (a) Declaring this to be a proper class action and certifying plaintiff as a class representative;

    (b) Ordering the Individual Defendants to carry out their fiduciary duties to plaintiffs and the other members of the Class by announcing their intention to:

        (i) cooperate fully with any entity or person, including California Energy, having a bona fide interest in proposing any transactions that would maximize shareholder value, including but not limited to, a merger or acquisition of Magma Power;

        (ii) immediately undertake an appropriate evaluation of Magma Power's worth as a merger/acquisition candidate;

        (iii) take all appropriate steps to enhance Magma Power's value and attractiveness as a merger/acquisition candidate;

        (iv) take all appropriate steps to effectively expose Magma Power to the marketplace in an effort to create an active auction of the Company;

        (v) act independently so that the interests of the Company's public shareholders will be protected; and

        (vi) adequately ensure that no conflicts of interest exist between the Individual Defendants' own interest and their fiduciary obligation to maximize shareholder value or, in the event such conflicts exist, to ensure that all

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conflicts of interest are resolved in the best interests of the public shareholders of Magma Power;

    (c) Ordering the Individual Defendants, jointly and severally to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

    (e) Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

    (f) Granting such other and further relief as may be just and proper.

Dated: September 20, 1994

                                     LIONEL Z. GLANCY, ESQ.

                                     By: /s/ Lionel Z. Glancy
                                        -----------------------------
                                     LAW OFFICES OF LIONEL Z. GLANCY
                                     1299 Ocean Avenue
                                     Suite 323
                                     Santa Monica, California 90401
                                     (310) 319-3277

Of Counsel:

WECHSLER SKIRNICK HARWOOD
  HALEBIAN & FEFFER
555 Madison Avenue
New York, New York 10022
(212) 935-7400

                                      13
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               SUPERIOR COURT OF CALIFORNIA, COUNTY OF SAN DIEGO
                          INDEPENDENT CALENDAR CLERK
                                 P.O. Box 128
                                220 W. Broadway
                           San Diego, CA 92112-4104

       TO:

- --------------------------------------------------------------------------------
                            |
WILLIAM STEINER             |     Case No.: 680986
    Plaintiff(s)            |
                            |     NOTICE OF CASE ASSIGNMENT
       vs.                  |
                            |     Judge:      LAWRENCE KAPILOFF
PAUL M. PANKRATZ            |     Department: 36 AT HOME SAVINGS TOWER
    Defendant(s)            |     Phone:      685-6026
                            |
- --------------------------------------------------------------------------------

COMPLAINT FILED 09/20/94

IT IS THE DUTY OF EACH PLAINTIFF (AND CROSS-COMPLAINANT) TO SERVE A COPY OF THIS NOTICE WITH THE COMPLAINT (AND CROSS-COMPLAINT).

ALL COUNSEL WILL BE EXPECTED TO BE FAMILIAR WITH LOCAL RULES OF COURT WHICH HAVE BEEN PUBLISHED AS DIVISION II, AND WILL BE STRICTLY ENFORCED.

TIME STANDARDS: The following timeframes apply to general civil cases and must be adhered to unless you have requested and been granted an extension of time. General civil consists of all cases except: Appeals from the lower court, small claims appeals and petitions.

COMPLAINTS: Complaints must be served on all named defendants, and a CERTIFICATE OF SERVICE (SUPCT CIV-345) filed within 60 days of filing. This is a mandatory document and may not be substituted by the filing of any other document. (Rule 1.4)

DEFENDANT'S APPEARANCE: Defendant must generally appear within 30 days of service of the complaint. (Plaintiff may stipulate to no more than a 15 day extension which must be in writing and filed with the Court.) (Rule 1.5)

DEFAULT: If the defendant has not generally appeared and no extension has been granted, the plaintiff must enter default within 45 days of the service of complaint. (Rule 1.5)

CASE MANAGEMENT CONFERENCE: A Case Management Conference will be set within 150 days of filing the complaint.

THE COURT ENCOURAGES YOU TO CONSIDER UTILIZING VARIOUS ALTERNATIVES TO LITIGATION, INCLUDING MEDIATION AND ARBITRATION, PRIOR TO THE CASE MANAGEMENT CONFERENCE. MEDIATION SERVICES ARE AVAILABLE UNDER THE DISPUTE RESOLUTION PROGRAMS ACT THROUGH SAN DIEGO MEDIATION CENTER (619) 295-0203. THERE IS NO CHARGE FOR THE FIRST FOUR HOUR SESSION. MEDIATION SERVICES ARE ALSO AVAILABLE THROUGH OTHER ORGANIZATIONS FOR A FEE.

YOU MAY ALSO BE ORDERED TO PARTICIPATE IN MEDIATION OR ARBITRATION PURSUANT TO CCP 1775 OR 1141.10 AT THE CASE MANAGEMENT CONFERENCE. THE $150 FEE FOR THESE SERVICES WILL BE PAID BY THE COURT IF ALL PARTIES HAVE APPEARED IN THE CASE AND STIPULATE TO AN AVAILABLE MEDIATOR/ARBITRATOR ON THE COURT'S LISTS OF PROVIDERS LOCATED IN THE ARBITRATION DEPARTMENT AT EACH COURT LOCATION. THE CASE MANAGEMENT CONFERENCE WILL BE CANCELLED IF YOU FILE FORM SUPCT CIV-357 OR 358 AT LEAST 10 DAYS PRIOR TO THAT HEARING.

Dated: 09/20/94

                         ASG-NOTICE OF CASE ASSIGNMENT
SUPCT CIV-721 (Rev 7-94)